SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated December 14, 2005, relating to a Euro 85 million long-term credit facility entered into by Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: December 16, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated December 14, 2005, relating to a Euro 85 million long-term credit facility entered into by Registrant.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0981)

SMIC Obtains Euro 85 Million Long Term Credit Facility

From Dutch Export Credit Agency

•	Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 0981.HK) today announced that it has entered into a long-term loan facility agreement in the aggregate principal amount of no more than EUR85 million (equivalent to approximately HK$793,417,484) with ABN AMRO Bank N.V. and Commerzbank (Nederland) N.V. as the lenders, which (according to Mr. Mike Netterfield of ABN AMRO Bank N. V.) represents the first export credit agency deal out of China which did not require a Chinese government or Chinese bank guarantee.

•	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as SMIC made the press release, reproduced below, on December 14, 2005.

•	Set out below is a copy of the press release made by SMIC on December 14, 2005.

This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as SMIC made the press release, reproduced below, on December 14, 2005.

Shanghai, PRC – Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 0981.HK) today announced it has entered into a long-term loan facility agreement in the aggregate principal amount of no more than EUR85 million (equivalent to approximately HK$793,417,484) with ABN AMRO Bank N.V. and Commerzbank (Nederland) N.V. as the lenders. The proceeds from the facility are to be used to purchase lithography equipment to support the expansion of its manufacturing facilities. Atradius Dutch State Business N.V. of Amsterdam will guarantee SMIC’s obligations under the facility agreement.

“SMIC is very pleased to enter into this facility, with the strong support and assistance of Atradius,” commented Morning Wu, Acting Chief Financial Officer of SMIC. “This facility demonstrates SMIC’s ability to identify alternative, low-cost funding sources to support its capital expenditures to purchase equipment at the advanced technology nodes. We appreciate the support and cooperation of our lenders and Atradius in reaching the final agreement in a short period of time and look forward to the opportunity to extend the facility in the future.”

“This facility agreement, which is the first of its type between Atradius and a semiconductor foundry based in the People’s Republic of China, is an indication of the vast possibilities to cooperate and further develop the trade between the Netherlands and China,” said Johan Schrijver, Director of Atradius Dutch State Business.

“ABN AMRO is delighted to be able to assist on this landmark transaction for SMIC, which represents the first export credit agency deal out of China which did not require a Chinese government or Chinese bank guarantee,” said Mike Netterfield, ABN AMRO Managing Director and Co-head of Technology Banking in Asia Pacific.

“Commerzbank is pleased to have been able to structure and coordinate this Atradius-covered transaction with a corporate borrower in China,” said Alexander Rost, Vice President, Structured Export and Trade Finance. “This financing clearly proves how crucial excellent international cooperation between borrowers and lenders, exporters and export credit agencies in the development of cross-border trade has become.”

The signing of the loan facility agreement was officiated by Dutch and Shanghai governmental officials.

SAFE HARBOR STATEMENTS

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, including the statements regarding the long-term loan facility and the opportunity to extend the facility in the future, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

ABOUT SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 90-nanometer and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

ABOUT ABN AMRO

Netherlands-based ABN AMRO is a leading international bank with total assets of EUR899.3 billion (as at September 30, 2005). It has over 3,000 branches in more than 60 countries and territories, and has a staff of over 98,000 full-time equivalents worldwide. ABN AMRO is listed on the Euronext and New York stock exchanges.

ABOUT COMMERZBANK

Germany-based Commerzbank, founded 1870 in Hamburg today is a so-called universal bank covering retail banking, corporate/wholesale banking and investment banking. As of September 30, 2005, Commerzbank had total assets of approximately EUR458 billion. It supports its customers world-wide via subsidiaries, branches and offices. Out of a total 33,230 staff, 7,646 are employed in more than 40 countries.

ABOUT ATRADIUS

Atradius is a leading credit insurer with a total revenue of around EUR1.3 billion and a world-wide market share of approximately 24 percent. It insures about EUR300 billion of world-wide trade annually against the risk of non-payment and provides a comprehensive range of risk transfer, financing and trade receivables management. Since 1932, Atradius has had an agreement with the Dutch government to reinsure both its commercial and political export risks with the Dutch State.

With a staff of 3,400 and more than 90 offices in 40 countries, Atradius has access to credit information on 45 million companies world-wide and makes 10,000 credit limit decisions daily. Atradius is rated “A” by Standard & Poor’s (outlook stable) and “A2” by Moody’s (outlook stable). It is majority owned by Swiss Re and Deutsche Bank.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman and independent non-executive director of the Company; Richard R. Chang as executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw and Lip-Bu Tan as independent non-executive directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer
Shanghai, PRC

December 14, 2005

*	For identification only